UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Metalpha Announces Change to Board and Committee Composition

Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global wealth management company, today announced the resignation of Mr. Bin Liu as a member of the Company’s board of directors (the “Board”), a member of the audit committee of the Board, a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board, effective on March 29, 2024. Mr. Liu’s resignation was for personal reasons and was not due to any disagreement with the Board, the Company or any of its affiliates on any matter relating to the Company’s operations, policies or practices. The Company would like to take this opportunity to express its appreciation to Mr. Liu for his service to Metalpha in the past years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Name:	Limin Liu
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: March 28, 2024

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